FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Results of Share Buyback

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	May 16, 2005	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Results of the Share Buyback (200,000 Common Shares)

1. Period of Repurchase

April 19, 2005 to May 16, 2005

2. Summary of Repurchase Units:	(Units: KRW)
Date	Type of Shares	Share volume		Average repurchase price/share	Total amount	Entrusted Securities Firm
		Ordered	Repurchased
4/19/05	Common	30,000	30,000	17,655	529,675,000	Meritz Securities
4/21/05	Common	20,000	12,130	17,548	212,864,750	Meritz Securities
4/22/05	Common	7,870	7,870	17,751	139,705,200	Meritz Securities
4/26/05	Common	20,000	6,859	17,871	122,583,150	Meritz Securities
4/29/05	Common	20,000	10,000	16,805	168,057,050	Meritz Securities
5/3/05	Common	15,000	9,820	17,292	169,812,050	Meritz Securities
5/6/05	Common	20,000	17,006	17,155	291,752,000	Meritz Securities
5/10/05	Common	20,000	20,000	16,890	337,818,850	Meritz Securities
5/11/05	Common	30,000	26,326	15,894	418,442,450	Meritz Securities
5/12/05	Common	30,000	28,500	16,094	458,684,600	Meritz Securities
5/13/05	Common	30,000	17,500	16,313	285,484,050	Meritz Securities
5/16/05	Common	13,989	13,989	16,275	227,664,350	Meritz Securities
Total		256,859	200,000	-	3,362,543,500	-

3. Summary of Treasury Stock holdings	(Units: KRW)
Type	No. of Shares	% of total shares	Total value
Common Shares	200,000	1.54%	3,362,543,500